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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                               Commission File Number  000-23283
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                          NOTIFICATION OF LATE FILING

   (Check One):  [ ] 10-K    [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q

[ ]  Form N-SAR
     For Period Ended:  June 30, 1999
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[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
     For the Transition Period Ended:
                                     -------------------------------------------

     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Franchise Mortgage Acceptance Company
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Former name of applicable
                             N/A
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Address of principal executive office (Street and number)
           1888 Century Park East, Third Floor
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City, state and zip code  Los Angeles, California 90067
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                                    PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)  The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     | (b)  The subject annual report, semi-annual report, transition report on
[X]  |      Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be
     |      filed on or before the 15th calendar day following the prescribed
     |      due date; or the subject quarterly report or transition report on
     |      Form 10-Q, or portion thereof will be filed on or before the fifth
     |      calendar day following the prescribed due date; and
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended
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June 30, 1999, could not be filed within the prescribed time period because
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Registrant's management has been finalizing certain financial information and
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reports in connection with the pending merger involving the Registrant and Bay
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View Capital Corporation and such information to be contained in the Form 10-Q
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for the fiscal quarter ended June 30, 1999, could not be prepared by Registrant
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without unreasonable effort and expense.
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                                    PART IV
                               OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

      Raedelle Walker                    (310)               229-2660
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         (Name)                       (Area Code)       (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Franchise Mortgage Acceptance Company
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 16, 1999        By  /s/ Raedelle Walker
                                ------------------------------------------------
                                  Executive Vice President and Chief Financial
                                  Officer

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                      -2-
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                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                      -3-
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FOR IMMEDIATE RELEASE
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CONTACT:   Christopher Wailes             Raedelle Walker (Investor Relations)
--------   Austin Lawrence Group          FMAC
           203/961-8888, ext. 3022        888/912-3622


                      FMAC REPORTS SECOND QUARTER RESULTS

LOS ANGELES, August 16, 1999 --  Franchise Mortgage Acceptance Company (NASDAQ:
FMAX) announced its results of operations for the second quarter of 1999.

FMAC reported a net loss of $5.2 million for the second quarter of 1999, as
compared to net income of $9.8 million for the second quarter of 1998.   This
resulted in basic and diluted losses per share of $0.18 for the second quarter of 1999 as compared to net income per share of $0.34 for the second quarter of 1998. The losses are primarily attributable to lower profitability from the sale of loans and an increased provision for losses as compared to the second quarter of 1998. Since the first quarter of 1999, FMAC has been selling its loans to Bay View Bank (Bay View) in anticipation of the merger, for which a Definitive Merger Agreement was signed on March 11, 1999. The transaction is expected to close toward the end of the third quarter of 1999.

Revenues for the second quarter of 1999 were $16.9 million, compared to $31.6 million for the second quarter of 1998. In addition to the lower profitability from the sale of loans, FMAC wrote down its equipment loans and leases held for sale by $1.7 million in anticipation of a sale which is expected to close in the third quarter of 1999. The sale of these loans and leases is a part of the liquidation of FMAC's equipment finance division. The division's operational unit was sold on April 30, 1999.

Servicing income for the second quarter of 1999 was $5.3 million increasing 15% from $4.6 million for the second quarter of 1998, reflecting the increase in FMAC's servicing portfolio to $6.0 billion at June 30, 1999, from $4.5 billion at June 30, 1998. Delinquencies, more than 30 days past due were 0.68% of FMAC's $6.0 billion servicing portfolio as of June 30, 1999, as compared to
1.05% of its $5.7 billion portfolio as of March 31, 1999.   "Our servicing
portfolio continues to grow, providing more than $5 million per quarter in recurring revenues, said Wayne L. Knyal, president and chief
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executive officer of FMAC. "Our low delinquency ratio demonstrates the continuing quality of our credits."

Total expenses for the second quarter of 1999 were $26.6 million, as compared to $14.5 million in the same quarter of 1998. Certain of the expense increases in the second quarter of 1999 were related to activities in anticipation of the merger with Bay View. Increases in professional services, occupancy and general administrative expenses include expenses of preparing for "Year 2000" risks, which were expanded in anticipation of the Bay View merger; legal and consulting expenses associated with warehouse line renewals and negotiations, sale of the leasing division and divestiture of the Company's joint ventures and equity holdings in anticipation of the merger; expenses of the Company's golf joint venture, which is in the process of being closed in anticipation of the merger; expenses of FMAC Insurance Services, which was not in existence until the end of the second quarter of 1998; and depreciation and office-related expenses associated with the expansion and moving of several large offices in the later half of 1998.

The provision for losses of $9.9 million in the second quarter of 1999, as compared to $0.6 million in the second quarter of 1998 represents the most significant portion of the increase in total expenses between the two periods. $2.2 million of this provision relates to the remaining delinquent equipment loans and leases which could not be sold in the liquidation of the Company's equipment financing division. $2.3 million relates to the Company's golf joint venture, which is only 50% owned. $0.5 million is attributable to a change in the timing of cash flows of one of the Company's residual interests in a securitization. A portion of the remaining provision relates to five problem loans for which new information reflected a deteriorating valuation during the second quarter of 1999, enabling the Company to better estimate the value of the collateral. The remainder of the provision was related to two loans which are not past due, but are experiencing some reduction in their fixed charge coverage ratios. The Company considered an allowance to be prudent in these situations.

FMAC's net loss for the six months ended June 30, 1999 was $116,000, or $0.0 per share, as compared to net income of $17.1 million, or $.59 per share, for the same period in 1998. Total revenues were $40.2 million for the six months ended June 30, 1999,
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down from $53.8 million from the six months ended June 30, 1998. Total expenses were $41.3 million for the six months ended June 30, 1999, up from $24.3 million for the same period in 1998. A significant portion of the increase in expenses between the two six month periods is attributable to FMAC's acquisition of Banker's Mutual on April 1, 1998.

FMAC's loan production totaled $909 million for the six months ended June 30, 1999, as compared to $942 million for the six months ended June 30, 1998. The decrease is primarily attributable to lagging loan closings in the first half of 1999 resulting from the market anomalies in the later half of 1998. "Our loan production pipeline remains strong," commented Mr. Knyal. "Our July, 1999 loan originations totaled $304 million."

On March 11, 1999, FMAC signed a Definitive Merger Agreement with Bay View. Under the terms of the Definitive Merger Agreement, Bay View will acquire all of the common Stock of FMAC for consideration valued at approximately $309 million. Each share of FMAC common stock will be exchanged for a combination of cash and Bay View common stock. The transaction is expected to close at the end of the third quarter or the beginning of the fourth quarter of 1999.

     FMAC, founded in 1991, is a specialty commercial finance company engaged in the business of originating and servicing loans to small businesses, with a primary focus on established national and regional franchise concepts and multi-family apartment operators. The Los Angeles-based company has provided more than $6.0 billion in customer financing and has enabled investor participation through 15 securitizations of pooled loans totaling more than $2.4 billion. The company's servicing portfolio is currently $6.2 billion. FMAC has regional offices in Atlanta, Dallas, Denver, Greenwich, Newport Beach and Morristown, N.J., with local offices in several other states across the country.

                                    #  #  #

Certain statements contained herein are "forward-looking" statements within the meaning of applicable federal securities laws. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "may," "will," "intend," "should," "expect," "anticipate," "estimate," "continue" or the negatives thereof or other comparable terminology. FMAC's actual results could differ
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materially from those anticipated in such forward-looking statements due to a variety of factors, including, but not limited to, changes in national, regional or local economic environments, competitive projects and pricing, government fiscal and monetary policies, changes in prevailing interest rates, other investments, as well as the other risks detailed in the Company's filings with the Securities and Exchange Commission.